Filed by Transocean Ltd. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Transocean Partners LLC Commission File No: 001-36584

Q3 2016 Transocean Ltd. Earnings Call – Excerpt from Transcript

Date – November 3, 2016

Jeremy Thigpen:  Furthermore, following unitholder approval, we are expecting to close our acquisition of Transocean Partners this month.  In addition to simplifying our administration and governance, reducing our costs, and further improving our liquidity, this merger will provide Transocean Partners’ holders with the opportunity to rotate into Transocean’s stock.

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Mark Mey:  Now let me spend a few moments on the Transocean Partners transaction. As you know, on July 31, 2016, we made an offer to purchase the publically held common units. As stated in the proxy statement related to the special meeting of unit holders, this action was taken due to the increase in Transocean Partners’ cost of capital and its inability to act as an alternative financing vehicle for Transocean.  To date, all three major proxy advisors have published opinions supporting the transaction and we look forward to a successful conclusion to the transaction. We expect this merger to generate important synergies and value creation, benefitting both our new and existing shareholders.

However, in the event the transaction is not consummated as expected, Transocean Partners will need to make some difficult decisions regarding its capital needs and adequacy of cash reserves.  We recognize the current challenging market conditions and reduced cashflow with fewer rigs forecasted to operate in 2017 and Transocean Partners needing to decide whether to warm or cold stack the DD3 if it is not recontracted by the time its contract expires in November. Costs associated with the mode of stacking can vary greatly, as can reactivation costs. In order to appropriately plan for scenarios in which Transocean Partners’ revenues may come from only two of its three assets, a significant portion of its cash may need to be reserved for operational and planning purposes, which may impact Transocean Partners’ future cash distributions.  Such impacts may include an elimination of the distribution to the subordinated units owned by Transocean as well as a reduction in the distribution to common unitholders.

FORWARD-LOOKING STATEMENTS

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The statements regarding the proposed transaction, including its effects, benefits and costs savings, opinions, forecasts, projections, expected timetable for completion, expected distribution and any other statements regarding Transocean Ltd.’s (“Transocean”) and Transocean Partners LLC’s (“Transocean Partners”) future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not statements of historical fact, are forward-looking statements within the meaning of the federal securities laws.  We can give no assurance that such expectations will prove to have been correct.  These statements are subject to risks, uncertainties and assumptions including, among other things, satisfaction of the closing conditions to the merger, the risk that the contemplated merger does not occur, negative effects from the pendency of the merger, the ability to realize expected cost savings and benefits, failure to obtain the required vote of Transocean Partners unitholders, the timing to consummate the proposed transaction, the adequacy of and access to sources of liquidity, Transocean’s and Transocean Partners’ inability to obtain drilling contracts for rigs that do not have contracts, Transocean’s inability to renew drilling contracts at comparable dayrates, operational performance, the impact of regulatory changes, the cancellation of drilling contracts currently included in each company’s reported contract backlog, and other risk factors that are discussed in Transocean’s and Transocean Partners’ most recent Annual Report on Form 10-Ks as well as its other filings with the SEC available at the SEC’s Internet site (www.sec.gov).  Actual results may differ materially from those expected, estimated or projected.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.  INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  These documents contain important information about the proposed transaction that should be read carefully before any decision is made with respect to the proposed transaction.  Investors may obtain free copies of these documents and other documents filed with the SEC by Transocean and Transocean Partners through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by Transocean are available free of charge on Transocean’s internet website at www.deepwater.com.  Copies of the documents filed with the SEC by Transocean Partners are available free of charge on Transocean Partners’ internet website at www.transoceanpartners.com.  You may also read and copy any reports, statements and other information filed by Transocean and Transocean Partners with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

PARTICIPANTS IN SOLICITATION

Transocean, Transocean Partners, their respective directors and certain of their respective executive officers may be considered, under SEC rules, participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Transocean are set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and its proxy statement for its 2016 annual general meeting of shareholders, which was filed with the SEC on March 18, 2016.  Information about the directors and executive officers of Transocean Partners is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and its proxy statement for its 2016 annual meeting of unitholders, which was filed with the SEC on March 17, 2016.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials that may be filed with the SEC.